Exhibit 99.1

Agenda of the General Meeting


FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

Hof an der Saale

Invitation to the Ordinary General Meeting

- Securities Identification Number 578 580 / 578 581 / 578 583 / 578 584 -
- American Depositary Receipts Identification Number 879 529 / 903 780 -



We hereby invite our shareholders to the Ordinary General Meeting to be held at the Marriott Hotel Frankfurt, Hamburger Allee 2 - 10, 60486 Frankfurt am Main, on May 22, 2002 at 10:00 a.m.

Agenda

1. Presentation of the approved annual financial statements of Fresenius Medical Care AG for the 2001 fiscal year. Presentation of the management report for Fresenius Medical Care AG for 2001. Presentation of the report of the Supervisory Board

2.       Resolution on appropriation of the distributable profit

         The Management Board and the Supervisory Board propose that the distributable profit in the amount of Euro 168,302,973.10 shown in the annual financial statements should be used in the following way:

         Dividend payment of Euro 0.85
         per each of the 70,000,000 common shares
         that is entitled to dividend payment                Euro  59,500,000.00

         Dividend payment of Euro 0.91
         per each of the 26,176,508 preference shares
         that is entitled to dividend payment                Euro  23,820,622.28

         Amount carried forward to new account               Euro  84,982,350.82

         Balance sheet profit                                Euro 168,302,973.10

         The dividend is payable on May 23, 2002.

3. Resolution to approve the activities of the Management Board during the 2001 fiscal year

         The Management Board and the Supervisory Board propose that the approval should be given for the year 2001.

4. Resolution to approve the activities of the Supervisory Board during the 2001 fiscal year

         The Management Board and the Supervisory Board propose that the approval should be given for the year 2001.

5.       Selection of the auditor for the 2002 fiscal year

         The Supervisory Board proposes to elect KPMG Deutsche
         Treuhand-Gesellschaft Aktiengesellschaft
         Wirtschaftsprufungsgesellschaft, Frankfurt am Main, as auditor for the 2002 fiscal year.

Those shareholders who deposit their shares, during normal business hours, no later than on the fifth day prior to the General Meeting, i.e. by May 17, 2002, with the Corporation, or a Notary Public in the Federal Republic of Germany, or a securities clearing and deposit bank, or Dresdner Bank AG and its branches, until the close of the General Meeting will be entitled to attend the General Meeting.

In case of deposit with a German Notary Public or a securities clearing and deposit bank, we would like to ask you to submit the certificate to be issued by them to the cash office of the Corporation no later than on the first workday after the deadline for deposit, i.e. by May 21, 2002.

The shares will be deemed properly deposited if, with the consent of the depository, the shares are blocked in favor of such depository at a credit institution until the close of the General Meeting.

The shareholder may also exercise his voting right and/or his right of attendance at the General Meeting by a proxy, for example the depositary bank, an association of shareholders or another person of his choice.

Each common share will grant one (1) vote in the General Meeting. The preference shares are non-voting shares.

                           Hof a.d. Saale, April 2002
                    Fresenius Medical Care Aktiengesellschaft
                              The Management Board

Notice to the ADR-Holders
regarding the Ordinary General Meeting
- Securities Identification Number 879 529 / 903 780 -



If holders of ADRs (American Depositary Receipts) intend to personally attend the Ordinary General Meeting, they are asked to give the respective orders for the issuance of admission tickets via their depositary banks to the U.S. correspondent banks. In order to guarantee observance of the deposit period pursuant to Article 15 para. 1 of the Articles of Association, respective orders for the issuance of admission tickets must be received by the U.S. correspondent banks no later than May 10, 2002. Their depositary banks must ensure that their orders will be passed on in a timely manner.

The admission tickets will be issued for shares. Since one ADR represents one third of a share, admission tickets for ADR-holders may be issued only for three
(3) ADRs or for integral multiples thereof. ADR-holders holding less than three
(3) ADRs will be admitted as guests upon request.

If and to the extent that the ADRs represent preference shares, they carry no voting right in the Ordinary General Meeting. If and to the extent that the ADRs represent common shares, the holders of ADRs may have the voting rights exercised in the Ordinary General Meeting, via their depositary banks, by the Depositary, the Morgan Guaranty Trust Company of New York. The Depositary will ensure that the voting rights will be exercised in accordance with the instructions given by the ADR-holders. The respective orders must likewise be received by the U.S. correspondent banks on May 10, 2002. In this connection, it must be ensured that the ADRs for common shares will not be confused with the ADRs for preference shares. Holders of ADRs, which represent common shares, may exercise the voting right in the Ordinary General Meeting also personally, but only for three (3) ADRs or for integral multiples thereof. For the remaining fractions of ADRs representing common shares, the voting right may only be exercised in the Ordinary General Meeting via instructions given to the Depositary.

The attention of the depositary banks will be drawn to the publications in the "Wertpapiermitteilungen" [German Securities Business Journal], part 3 and part 5a, of February 23, 2002. Hof a. d. Saale, April 2002


Fresenius Medical Care Aktiengesellschaft
The Management Board

                         Report of the Supervisory Board


The Management Board informed the Supervisory Board regularly both in writing and orally about the progress of the business activities, the situation of the company and important business transactions. On the basis of written and oral reports of the Management Board, the Supervisory Board held a total of 6 meetings, in some cases consulting members of the administration who were not present in person via video and telephone conferences, and adopted several resolutions by way of circular written procedure. In particular, transactions requiring approval were reviewed by the Supervisory Board and discussed with the Management Board. The main issues were, apart from acquisitions, the financing of the group and of individual companies of the group and of the new international stock options scheme. In addition, the Supervisory Board received reports on the negotiations on the settlement of claims of private health insurers as a result of the agreement for the settlement of the investigations of the Office of the Inspector General, which affected certain business practices of National Medical Care, Inc. acquired in 1996, and its subsidiaries. In addition, the Supervisory Board discussed the development of the operational business, both in the USA and internationally, with the Management Board in detail, including the introduction of single-use dialyzers in the USA. As in previous years, the financial development of the acquisitions made in the preceding years and the profitability of the different national subsidiaries were discussed.

The Supervisory Board did not establish any committee during the reporting period.

The Supervisory Board examined the financial statements, the management report and the proposal for the appropriation of the net profit for the year, in each case for the 2001 financial year. A representative of the auditor was present when the Supervisory Board dealt with these documents. Since the financial statements of the company are part of the consolidated financial statements of Fresenius Aktiengesellschaft, Bad Homburg v.d.H., and the latter are deemed to be exempting consolidated financial statements pursuant to Section 291 HGB [German Commercial Code], the company was not obligated to prepare (partially) consolidated financial statements in accordance with the provisions of German commercial law. The accounting, the financial statements and the management report of Fresenius Medical Care AG for the 2001 financial year were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirschaftsprufungsgesellschaft, Frankfurt am Main, elected as auditors by resolution of the shareholders' meeting of 23 May 2001, and commissioned by the Supervisory Board; they bear the unqualified audit certificate. The auditor's reports were submitted to the Supervisory Board. The Supervisory Board noted the auditor's findings with approval. No objections are to be made to the financial statements of Fresenius Medical Care AG, even according to the final result of the review by the Supervisory Board itself.

In its meeting of April 8, 2002, the Supervisory Board approved the financial statements of Fresenius Medical Care AG for the 2001 financial year as submitted by the Management Board, which thereby became final.

In accordance with Section 312 AktG (German Stock Corporation Act), the Management Board prepared a report for the 2001 financial year on the relations with affiliated companies. The report contains the Management Board's final statement that Fresenius Medical Care AG in the transactions mentioned in the report has received adequate consideration under the circumstances known to the Management Board at the time when such transactions were carried out and that no other measures within the meaning of Section 312 AktG were taken or omitted. The Supervisory Board has reviewed this report and concurs with the auditor who added the following audit certificate to the report:

         "Following our proper review and judgement, we confirm that (1) the factual statements made in the report are correct, that (2) with respect to the transactions mentioned in the report, the consideration made by the company was not disproportionate or that any disadvantages have been offset and that (3) regarding the measures reported, no major objections are to be raised to the Management Board's judgement."

According to the final result of the review by the Supervisory Board, no objections are to be raised to the Management Board's final statement as contained in the subordinate status report. The Supervisory Board thanks the Management Board and all the employees for their efforts and achievements in 2001.


Bad Homburg v.d.H., April 8, 2002


The Supervisory Board


Dr. Gerd Krick
Chairman

                                                             [GRAPHIC OMITTED]
                                                          Fresenius Medical Care


Supplemental Information

As a foreign corporation, Fresenius Medical Care is not presently subject to the SEC's Proxy Rules. However, under the stipulations of certain Pooling Agreements Fresenius Medical Care has agreed to provide information to shareholders which was roughly comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign corporation:

         (i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care; (ii) Trading markets: (iii) Directors and Senior Management; (iv) Compensation of Our Management Board and our Supervisory Board; (v) Options to Purchase Our Securities. The above information is contained in this letter and in the 2001 Annual Report to Shareholders included with this letter.

(i)      Security Ownership of Certain Beneficial Owners of Fresenius Medical
         Care

Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, we have no way of determining who our shareholders are or how many shares any particular shareholder owns except as described below with respect to our shares held in ADR form. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. Under the German Securities Exchange Law (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

To our knowledge, Fresenius AG is the only entity that beneficially owns more than 5% of our outstanding Ordinary shares. We have been informed that as of December 31, 2001, Fresenius AG owned the majority, 50.8%, of our Ordinary shares. At December 31, 2001 Fresenius AG's Ordinary shares represented approximately 39% of our total share capital. Morgan Guaranty Trust Company of New York, our ADR depositary, informed us, that as of December 31, 2001 9,263,994 Ordinary ADSs, each representing one-third of an Ordinary share, were held of record by 8,077 U.S. holders and 141,903 Preference ADSs, each representing one-third of a Preference share, were held of record by 4 U.S. holders. Ordinary shares and Preference shares of U.S. holders accounted for approximately 4% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2001. For more information regarding American Depositary Receipts ("ADRs") see "Item 10.B. Memorandum and Articles of Association - Description of American Depositary Receipts."

(ii)     Trading Markets

The principal trading market for the Ordinary shares and the Preference shares is the Frankfurt Stock Exchange. All Ordinary shares and Preference shares have been issued in bearer form. Accordingly, we have no way of determining who our holders of Ordinary and Preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding American Depositary Receipts ("ADRs") see "Item 10.B. Memorandum and articles of association - Description of American Depositary Receipts." However, under the German Stock Corporation and Securities Law, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in "Item 7.A. Major Shareholders". The Ordinary shares have been listed on the Frankfurt Stock Exchange since October 2, 1996. The Preference shares have been listed on the Frankfurt Stock Exchange since November 25, 1996.

Since October 1, 1996, American Depositary Shares ("ADSs"), each representing one-third of an Ordinary share (the "Ordinary ADSs"), have been listed and traded on the New York Stock Exchange ("NYSE") under the symbol FMS. Since November 25, 1996, American Depositary Shares, each representing one-third of a Preference share (the "Preference ADSs"), have been listed and traded on the NYSE under the symbol FMS_p. The Depositary for both the Ordinary ADSs and the Preference ADSs is Morgan Guaranty Trust Company of New York (the "Depositary").

Trading on the Frankfurt Stock Exchange

Deutsche Borse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange accounted for approximately 85% of the turnover in exchange-traded shares in Germany in 2000. As of December 31, 2000, the most recent figures available, the shares of 5,694 companies traded on the official market, regulated market, including the Neuer Markt Segment and the regulated unofficial market of the Frankfurt Stock Exchange. Of these, 905 were German companies and 4,789 were foreign companies.

Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange generally trade in the auction market, but also change hands in interbank dealer markets. Prices are noted by publicly commissioned stock brokers who are members of the Frankfurt Stock Exchange, but who do not as a rule deal with the public. These prices are determined by out-cry. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours. For all securities, a fixed price (Einheitspreis) is established at approximately midday on each day the Frankfurt Stock Exchange is open for business.

Deutsche Borse AG publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices (Einheitskurse) and other information for all traded securities on the Internet, webpage http://www.exchange.de.

In November 1997, to improve the market quality of trading, Deutsche Borse replaced the IBIS Trading system (Integriertes Borsenhandels- und Informations-System) with Xetra (Exchange Electronic Trading). The Xetra market model was developed in collaboration with market participants and essentially comprises rules for price determination, prioritization of orders and the provision of information for market participants.

Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority and the Trading Monitoring Unit of the Frankfurt Stock Exchange, which is under the control of the Stock Exchange Supervisory Authority, both monitor trading on the Frankfurt Stock Exchange.

The Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz).

The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. Since January 4, 1999, all shares on German stock exchanges trade in euro. For the years 1997 and 1998 the share prices were translated at the official deutsche mark/ euro exchange rate. (See the discussion under "Item 11. Quantitative and Qualitative Disclosures about Market Risk" with respect to the rates of exchange between the Dollar, euro and deutsche mark).

                                      Price per
                                    ordinary share
                                   High        Low
         2002 March                70.50      59.00
              February             68.14      57.06
              January              69.50      64.10
         2001 December             73.75      66.77
              November             75.50      68.06
              October              88.30      68.87
         2001 Fourth Quarter       88.30      66.77
              Third Quarter        92.86      75.40
              Second Quarter       84.25      69.55
              First Quarter        90.65      75.62
         2000 Fourth Quarter      103.00      85.40
              Third Quarter       103.60      83.52
              Second Quarter       91.56      72.50
              First Quarter        91.00      72.40
         2001 Annual               92.90      66.77
         2000 Annual              103.60      72.40
         1999 Annual               88.70      47.20
         1998 Annual               73.37      30.37
         1997 Annual               84.36      55.73

The average daily trading volume of the Ordinary shares traded on the Frankfurt Stock Exchange during 2001 was 247,995 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On

March 28, 2002, the closing sales price per Ordinary share on the Frankfurt Stock Exchange was (euro)69.84, equivalent to $60.93 per Ordinary share.

The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. As all shares on German stock exchanges trade in euro since January 4, 1999, share prices for the years 1997 and 1998 were translated at the official deutsche mark/euro exchange rate (see the discussion under "Item 11. Quantitative and Qualitative Disclosures about Market Risk" with respect to the rates of exchange between the Dollar, euro and deutsche mark.)

                            Price per
                         preference share
                         High        Low
2002 March               53.00      44.23
     February            50.20      42.60
     January             51.90      47.20
2001 December            52.50      48.00
     November            54.50      49.00
     October             63.80      49.31
2001 Fourth Quarter      63.80      48.00
     Third Quarter       65.25      55.70
     Second Quarter      59.84      46.95
     First Quarter       56.90      46.01
2000 Fourth Quarter      58.00      49.11
     Third Quarter       56.60      42.60
     Second Quarter      51.00      42.00
     First Quarter       52.00      38.00
2001 Annual              65.25      46.01
2000 Annual              58.00      38.00
1999 Annual              43.50      30.30
1998 Annual              58.03      25.56
1997 Annual              70.97      46.53

The average daily trading volume of the Preference shares traded on the Frankfurt Stock Exchange during 2001 was 69,839 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On March 28, 2002, the closing sales price per Preference share on the Frankfurt Stock Exchange was (euro)52.50, equivalent to $45.80 per Preference share.

Trading on the New York Stock Exchange

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE:

                             Price per
                           ordinary ADS
                         High        Low
2002 March               20.70      16.95
     February            19.90      16.40
     January             20.79      18.65
2001 December            21.75      19.80
     November            21.95      20.30
     October             26.85      20.80
2001 Fourth Quarter      26.85      19.80
     Third Quarter       28.30      22.75
     Second Quarter      25.45      21.00
     First Quarter       27.94      22.26

2000 Fourth Quarter      29.87      25.44
     Third Quarter       30.19      25.62
     Second Quarter      28.19      22.56
     First Quarter       29.25      23.00
2001 Annual              28.30      19.80
2000 Annual              30.19      22.56
1999 Annual              29.87      15.81
1998 Annual              26.87      12.50
1997 Annual              31.50      20.44

On March 28. 2002, the closing sales price per Ordinary ADS on the NYSE was $20.20.

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference ADSs on the NYSE:

                             Price per
                          preference ADS
                         High        Low
2002 March               15.45      12.80
     February            14.50      12.55
     January             15.13      13.98
2001 December            15.54      14.55
     November            15.86      14.65
     October             18.25      15.00
2001 Fourth Quarter      18.25      14.55
     Third Quarter       19.64      15.75
     Second Quarter      16.91      14.00
     First Quarter       17.49      14.75
2000 Fourth Quarter      16.50      14.25
     Third Quarter       16.44      13.25
     Second Quarter      15.62      13.50
     First Quarter       16.91      13.50
2001 Annual              19.64      14.00
2000 Annual              16.91      13.25
1999 Annual              16.75      11.25
1998 Annual              21.00      12.25
1997 Annual              26.75      18.00

On March 28, 2002, the closing sales price per Preference ADS on the NYSE was $15.30.

(iii)    Directors and Senior Management

General

In accordance with the German Stock Corporation Act, we have a supervisory board and a management board. The two boards are separate and no individual may simultaneously be a member of both boards.

Our Supervisory Board

Our supervisory board consists of six members who are elected by the holders of Ordinary shares at our annual general meeting. Pursuant to the pooling agreements described below under "Description of Pooling Agreements," at least one-third (but no fewer than two) of the members of the supervisory board elected by the shareholders are required to be independent directors, i.e., persons with no substantial business or professional relationship with us, Fresenius AG or any affiliate of either.

If and when either:

         o        Fresenius Medical Care AG itself has more than 500 employees;
                  or

         o we enter into a domination agreement with a German subsidiary having more than 500 employees, or if that subsidiary is integrated into Fresenius Medical Care AG;

the German employees of Fresenius Medical Care AG and our German subsidiaries will elect one-third of the members of the supervisory board. If and when the aggregate number of employees of Fresenius Medical Care AG and our German subsidiaries exceeds 2,000, the supervisory board will increase to 12 persons and the holders of Ordinary shares and the German employees of Fresenius Medical Care and our German subsidiaries will elect six members each. In that case, the Chairman of the supervisory board will be selected from the members elected by the shareholders and will have the tie-breaking vote.

The term of a member of the supervisory board will expire at the end of the general meeting of shareholders after the fourth fiscal year following the year in which the member was elected, but not counting the fiscal year in which such member's term begins. Members of the supervisory board elected by our shareholders may be removed by a resolution of our general meeting. This resolution requires a three-fourths majority of the votes cast at that meeting.

The supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

The principal function of the supervisory board is to appoint and to supervise the management board and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

The table below provides the names and ages of the members of our supervisory board.

                                            Age as of
                                            December
Name                                        30, 2001

Dr. Gerd Krick, Chairman                       63
Dr. Dieter Schenk, Deputy Chairman             49
Prof. Dr. Bernd Fahrholz                       53
Dr. Theo Spettmann                             57
Walter L. Weisman (1)                          66
Stephen M. Peck (1)                            66
     (1) Independent Director

The term for each member of the supervisory board set forth above will expire in 2005. Members of the supervisory board are eligible for reelection.

         DR. GERD KRICK has been Chairman of our supervisory board since January 1, 1998. Since 1992, he has been Chairman of the Fresenius AG management board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG management board. From September 1996 until December 1997, Dr. Krick was Chairman of the management board of Fresenius Medical Care. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Administrative Board of Dresdner Bank Luxembourg S.A., of the supervisory board of Vereinte Krankenversicherung AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie and of the Board of Trustees of the Donau Universitat Krems. He is also the Chairman of the supervisory boards of Vamed AG and of Fresenius Kabi AG.

         DR. DIETER SCHENK has been Deputy Chairman of our supervisory board since 1996. He is an attorney and tax advisor and has been a partner in the law firm of Noerr Stiefenhofer Lutz since 1986. Dr. Schenk is also a member of the supervisory board of Fresenius AG and a member and vice-chairman of the supervisory boards of Greiffenberger AG and TOPTICA Photonics AG as well as a member of the supervisory boards of Deutsche BA Luftfahrtgesellschaft mbH and Gabor Shoes AG.

         PROF. DR. BERND FAHRHOLZ has been a member of our supervisory board since 1998. He is an attorney and has been a member of the management board of Dresdner Bank AG since 1998 and its Chairman since April 2000. Dr. Fahrholz is also a member of the supervisory boards of Dresdner Kleinwort Benson North America Inc.; BMW AG; BNP-Paribas S.A.; Heidelberger Zement AG; Advance Holding AG; Banco General de Negocios S.A.. Until December 31, 2001, he was a member of the supervisory board of Reuschel & Co.

         DR. THEO SPETTMAN has been a member of our supervisory board since April 1, 2000. He has been a member of the management board of Sudzucker AG since 1988 and Spokesman of the management board of Sudzucker AG since 1995. Dr. Spettman also sits on the supervisory boards of VK Muhlen AG, Karlsruher Versicherungen AG, Gerling Indutrie Service AG, Scholler Holding GmbH & Co.KG, Saint Louis Sucre S.A. and is spokesman of the supervisory board of Berentzen-Group AG.

         WALTER L. WEISMAN has been a member of our supervisory board since 1996. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc., which he joined in 1972, was elected President in 1979 and served as Chief Executive Officer from 1985 to 1988. Mr. Weisman is on the board of Community Care Health Network, Inc. and is a Vice-Chairman of the Board of the California Institute of Technology, Chairman of the Board of the Los Angeles County Museum of Art, Chairman of the Board of the Sundance Institute, and a trustee of the Kress Foundation and the Public Broadcasting Service.

         STEPHEN M. PECK was elected to our supervisory board in 1999. He is a private investor and a former managing and special partner of Weiss, Peck & Greer which was founded in 1970. He served as Chief Investment Officer and Director of Reliance Insurance Company, Inc. from January 1986 to July 1988. Mr. Peck is a member of the Board of Directors of OFFIT Investment Funds, Advance Auto Parts, Inc., Boston Life Sciences, Inc., Carnac Resource, Inc. and Banyan Strategic Realty Trust where he serves as Non-Executive Chairman of the Board. He also serves as a member of the Advisory Board of Brown Simpson Asset Management. Mr. Peck is presently Chairman of the Board of Trustees and the Executive Committee of Mount Sinai Medical Center, Mount Siani School Hospital, and the Mount Siani School of Medicine. He is a member of the Board of Trustees of Mount Sinai/NYU Health and The Jewish Theological Seminary.

Management Board

Each member of our management board is appointed by the supervisory board for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our annual general meeting in the years listed below. The table below provides names, ages, positions and terms of office of the members of our management board.

                                      Age as of                                          Year
                                      December                                           Term
Name                                  31, 2001    Position                              Expires

Dr. Ben J. Lipps...................      61       Chairman of the management board,
                                                  Chief Executive Officer of our
                                                  Company and Chief Executive
                                                  Officer for North America              2006

Roberto Fuste......................      49       Chief Executive Officer for Asia
                                                  Pacific                                2006

Dr. Emanuele Gatti.................      46       Chief Executive Officer for Europe,
                                                  Middle East, Africa and Latin
                                                  America                                2005

Dr. Ulf M: Schneider...............      36       Chief Financial Officer
                                                  (as of November 1, 2001)               2004

Dr. R. Runte.......................      42       General Counsel                        2005


         DR. BEN J. LIPPS has been Chairman of the management board since May 1, 1999 and was Vice Chairman of the management board from September 1998 until May 1, 1999. He has been President and a director of Fresenius Medical Care Holdings since September 1996 and President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA since October 1989, and served in various capacities with Fresenius USA's predecessor since 1985. Dr. Lipps joined Dow Chemical Company in 1966 and led the research team that developed the first hollow fiber dialyzer between 1967 and 1969. Prior to joining Fresenius USA's predecessor, Dr. Lipps was a Vice President of Research and Development for Cordis Dow Corporation.

         MR. ROBERTO FUSTE was appointed to our management board effective January 1, 1999. Mr. Fuste is responsible for the Asia-Pacific region within the International segment, for which he assumed responsibility in 1998. Mr. Fuste joined Fresenius AG in 1991 when Fresenius AG acquired Nephrocontrol S.A., a Spanish company which he founded in 1985 and of which he was Managing Director and joint owner. After the company was acquired by Fresenius AG, he continued as Managing Director. In 1995, he joined the Head Office of Fresenius AG where he has held various executive positions.

         DR. EMANUELE GATTI has been a member of our management board since May 1997 and is President and Chief Executive Officer of Europe, Middle East, Africa and Latin America within the International segment. Previously he was Executive Vice President with responsibility for our dialysis business in Southern Europe. Dr. Gatti joined the Fresenius Group in 1989 when Fresenius AG acquired Sis-ter, an Italian company of which he was General Manager. He has been working in the field of dialysis since 1981 after leaving the Polytechnic School of Milan where he was involved in teaching and biomedical research.

         Dr. ULF M. SCHNEIDER joined our management board on November 1, 2001 and is Chief Financial Officer. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe's majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company.

         DR. RAINER RUNTE was appointed a deputy member of the our management board responsible for law and compliance effective March 15, 2002. Dr, Runte has worked as in-house counsel within Fresenius AG and its subsidiaries and has served as General Counsel of Fresenius Medical Care since 1997.

The business address of all members of our management board and supervisory board is Else-Kroner-Strasse 1, 61352 Bad Homburg, Germany.

(iv)     Compensation of Our Management Board and our Supervisory Board

         For the year ended December 31, 2001, we paid aggregate compensation to all members of the Management Board of (euro) 2,597,570. The aggregate compensation fees to all members of the Supervisory Board was (euro)426,000 including compensation to Dr. Krick for his duties as Chairman of the Supervisory Board. We pay an annual retainer fee to each member of the Supervisory Board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. This retainer fee was increased from $40,000 to $ 60,000 during the third quarter of 2001. We reimburse Supervisory Board members for their reasonable travel and accommodation expenses incurred with respect to their duties as Supervisory Board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

         During 2001 we awarded 16,712 options under FMC 98 Plan 1 at an exercise price of (euro) 52.30 to members of the Management Board, none of which are exercisable. At December 31, 2001 Management Board members held options to acquire 182,600 Preference shares of which options to purchase 55,333 Preference shares were exercisable at a weighted average exercise price of (euro) 39.76 under FMC 98 Plan 2. We also issued 44,300 options without stock price target at an exercise price of (euro) 58.98 and 38,180 options with stock price target at an exercise price of (euro) 73.72 under the new FMC International 2001 Plan. None of these options was exercisable on December 31, 2001.

At December 31, 2001, a loan granted to a member of our management board in the principal amount of $ 2,000,000, bearing interest at 6% per annum, was outstanding.

(v)      Options to Purchase Our Securities

Stock Option Plans

         Immediately prior to the formation of Fresenius Medical Care, we adopted a stock incentive plan (the "FMC Plan") for our key management and executive employees. As of December 31, 2001, 63,389 preference shares were available and exercisable with an average price range between $55.59 and $78.33 per share. Effective September 2001, no additional awards are granted under the FMC Plan.

         During 1998, we adopted two stock incentive plans ("FMC 98 Plan 1" and "FMC 98 Plan 2") for our key management and executive employees. Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued, or subject to issue, under the FMC Plan. Any shares available due to forfeiture of Grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above. Under FMC 98 Plan 2, eligible employees have the right to acquire our Preference shares ("Options"). The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty days (30) of trading immediately prior to the date of grant of the Option. One third of an Option vests on each of the second, third and fourth anniversary of the award date, provided that we achieve certain performance criteria for the full fiscal year following the grant date in comparison to its performance for the full fiscal year preceding the grant date. On May 30, 2000, our shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement was excluded from the our performance criteria relative to the EBIT growth requirements in the plan. Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for Management Board members and 2,000,000 are for other managerial staff. Each option is exercisable into one Preference share. Effective September 2001, no additional Grants or Options will be awarded under FMC Plan 98 1 or FMC Plan 98 2.

         On May 23, 2001, by resolution of our annual general meeting, the FMC 98 Plans were replaced by a new plan. The Management Board was empowered to issue convertible bonds with a total value of (euro)10,240,000 to the members of the Management Board and to other employees entitling a total subscription of up to 4 million non-voting Preference shares. The convertible bonds have a par value of (euro) 2.56 and are interest bearing at a rate of 5.5%. Purchase of the bonds is funded by a non-recourse loan secured by the bond with respect to which the loan was made. We have the right to offset its obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in the our consolidated financial statements. The bonds mature in ten years and are generally fully convertible after three years. The bonds may be issued either as convertible bonds which are subject to a stock price target or convertible bonds without a stock price target. In the case of convertible bonds which are subject to a stock price target the conversion right is exercisable only if the market price of the Preference shares increased by 25% or more over the grant-date price subsequent to the day of grant for at least one day prior to exercise. Participants have the right to opt for convertible bonds with or without the stock price target. In order to create an incentive to select convertible bonds which depend on the stock price target, the number of convertible bonds awarded to those employees who select the bonds without a stock price target will be reduced by 15%. Each convertible bond entitles the holder thereof, upon payment of a conversion price to convert the bond into one Preference share. The conversion price of the convertible bonds which are not subject to the stock price target is determined by the average price of the Preference shares during the last 30 trading days prior to the date of grant. The conversion price of the convertible bonds which depend on the stock price target corresponds to the closing price of the Preference shares the day the target was reached.

         The Managing Board and Supervisory Board are authorized to issue up to 20% of the total number of convertible bonds each year through May 22, 2006. The plan is valid until the last convertible bond issued under this plan is terminated or converted. Of the 723,785 shares outstanding at December 31, 2001, 126,443 shares were issued under the plan with the stock price target.

Rollover options

         In connection with our formation, employees of National Medical Care exchanged options to purchase W.R. Grace common stock and Fresenius USA employees exchanged options to purchase Fresenius USA common stock for equivalent options with respect to our Ordinary shares. When we were formed, German corporate law did not allow us to reserve Ordinary shares and issue them upon the exercise of these rollover options, as is done by U.S. corporations. Instead, we issued the Ordinary shares issuable upon exercise of the options to Fresenius AG, which will hold the shares until exercise of the options. Fresenius AG has agreed that it will not exercise voting power, and will return any dividends paid, with respect to the Ordinary shares underlying options formerly related to W.R. Grace common stock. Upon exercise of any of these options, the holder will pay the option exercise price to us and Fresenius AG will deliver the Ordinary shares to the depositary for the Ordinary shares against issuance of ADSs representing Ordinary shares in the name of the option holder. Upon cancellation or expiration without exercise of options formerly relating to W.R. Grace common stock, Fresenius AG will transfer the underlying Ordinary shares to us at no cost. Upon cancellation or expiration without exercise of options formerly relating to Fresenius USA common stock, the underlying Ordinary shares will revert to Fresenius AG. All rollover options expire on the same date on which the previous options to purchase either the W.R. Grace common stock or Fresenius USA common stock to which such rollover options relate would have expired.

         During the year ended December 31, 2001, 38,167 FMC Rollover Plan options were exercised by employees. Rollover Plan options for 145,839 Ordinary ADSs were outstanding and exercisable as of December 31, 2001 at a weighted average exercise price of $ 7.87. Members of our supervisory board and our management board, as a group, held no rollover options.

[X]  PLEASE MARK VOTES
     AS IN THIS EXAMPLE


           -------------------------
           FRESENIUS MEDICAL CARE AG
           -------------------------                             For   Against      For   Against

            Ordinary Bearer Shares                 Resolution 1  **non-voting**     Resolution 3  [ ]  [ ]
-----------------------------------------------
    PLEASE REFER TO THE REVERSE OF THIS CARD
FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.    Resolution 2  [ ]  [ ]           Resolution 4  [ ]  [ ]
-----------------------------------------------

     CONTROL NUMBER:                                                                Resolution 5  [ ]  [ ]




                                                   Mark box at right if you wish to give a             [ ]
                                                   discretionary proxy to a person designated
                                                   by the Company. PLEASE NOTE: Marking this box
                                                   voids any other instructions indicated in
                                                   the items above.

Please be sure to sign and date this
Voting Instruction                        Date     Mark box at right if an address change or           [ ]
-------------------------------------------------  comment has been noted on the reverse of this card.




--ADR Holder sign here ---- Co-holder sign here--


  DETACH CARD                                                                                  DETACH CARD



       TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs")
                     REPRESENTING ORDINARY BEARER SHARES OF
                    FRESENIUS MEDICAL CARE AG (THE "COMPANY")
                             CUSIP NUMBER 358029106

JPMorgan Chase Bank, Depositary (the "Depositary") has received advice that the Ordinary General Meeting (the "Meeting") of Shareholders will be held at the Marriott Hotel Frankfurt, Hamburger Allee 2-10, 60486 Frankfurt am Main, Germany, on Wednesday, May 22, 2002, beginning at 10:00 a.m., for the purposes set forth on the Voting Instruction Card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Bearer Shares represented by your American Depositary Receipt(s) ("ADRs") for or against the Resolutions to be proposed, or any of them, at the Meeting, kindly execute the attached Voting Instruction Card and forward it to the Depositary. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Depositary to vote for or against the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., New York City time, on May 10, 2002. Only the registered ADR holders of record as of the the close of business April __, 2002 will be entitled to execute the attached Voting Instruction Card.

NOTE: All registered holders of ADRs who return the Voting Instruction Card will have their shares blocked at the Depositary until Wednesday, May 22, 2002. Banks, Brokers and Nominees must block their ADRs through the Depository Trust Company utilizing the contra-Cusip established by the Depository Trust Company for blocking purposes. Banks, Brokers and Nominees must provide the name, address and number of shares held by each underlying beneficial holder on this Voting Instruction Card. For additional instructions Banks, Brokers and Nominees should contact Patricia Stevens at (781) 575-4607.

HOLDERS OF ADRs WISHING PHYSICALLY TO CAST THEIR VOTE AT THE GENERAL MEETING MUST FORWARD THEIR REQUEST FOR THE ISSUANCE OF AN ADMISSION TICKET, TOGETHER WITH THEIR ADRs, TO THE DEPOSITARY BY 3:00 P.M. ON MAY 10, 2002. SINCE ONE ADR REPRESENTS ONE-THIRD OF A SHARE, ADMISSION TICKETS WILL ONLY BE ISSUED TO ADR HOLDERS FOR EVERY THREE ADRs OR MULTIPLE THEREOF. HOLDERS OF FEWER THAN THREE ADRs WILL BE ADMITTED AS GUESTS ON APPLICATION.

JPMorgan Chase Bank, Depositary

                            FRESENIUS MEDICAL CARE AG

                             VOTING INSTRUCTION CARD

                         JPMorgan Chase Bank, Depositary
                    P.O. Box 43062, Providence, RI 02940-5116


The undersigned, a registered holder of American Depositary Receipt(s) representing Ordinary Bearer Shares of Fresenius Medical Care AG (the "Company"), of record on April __, 2002, hereby requests and authorizes JPMorgan Chase Bank, Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Bearer Shares of the Company, represented by American Depositary Receipts, registered in the name of the undersigned at the Ordinary General Meeting of Shareholders to be held at the Marriott Hotel Frankfurt, Hamburger Allee 2-10, 60486 Frankfurt am Main, Germany, on Wednesday May 22, 2002, beginning at 10:00 a.m., or any adjournment thereof.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., May 10, 2002 to: JPMorgan Chase Bank, P.O. Box 43062, Providence, RI 02940-5116.


--------------------------------------------------------------------------------
            PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY
                            IN THE ENCLOSED ENVELOPE.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the reverse side. Joint Owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

--------------------------------------------------------------------------------


HAS YOUR ADDRESS CHANGED?              DO YOU HAVE ANY COMMENTS?

-----------------------------------    -----------------------------------

-----------------------------------    -----------------------------------

-----------------------------------    -----------------------------------




         RESOLUTIONS

                    1. Presentation of the approved annual financial statements of Fresenius Medical Care AG for the 2001 fiscal year. Presentation of the management report for Fresenius Medical Care AG for 2001. Presentation of the report of the Supervisory Board.

                    2. Resolution on appropriation of the distributable profit.

                    3. Resolution to approve the activities of the Managing Board during the 2001 fiscal year.

                    4. Resolution to approve the activities of the Supervisory Board during the 2001 fiscal year.

                    5.   Selection of the auditor for the 2002 fiscal year.